Exhibit 99.1

Execution Version

SIXTH AMENDING AGREEMENT

TO

AMENDED AND RESTATED CREDIT AGREEMENT

BETWEEN:

PRECISION DRILLING CORPORATION

(as Borrower)

– and –

THE FINANCIAL INSTITUTIONS SIGNATORY HERETO

IN THEIR CAPACITIES AS LENDERS

(as Lenders)

– and –

ROYAL BANK OF CANADA

(as Administration Agent for the Lenders)

– with –

RBC CAPITAL MARKETS

(as Co-Lead Arranger and Sole Bookrunner)

– and –

ATB FINANCIAL, The Bank of Nova Scotia, Credit Suisse AG, Toronto Branch, HSBC Bank Canada, and The Toronto-Dominion Bank
(as Co-Lead Arrangers and Co-Syndication Agents)

– and –

Canadian Western Bank, Fédération des caisses Desjardins du Québec, Wells Fargo Bank, N.A., ZIONS BANCORPORATION N.A. dba AMEGY BANK, NATIONAL BANK OF CANADA, AND BUSINESS DEVELOPMENT BANK OF CANADA

(as Co-Documentation Agents)

Made as of April 9, 2020

SIXTH AMENDING AGREEMENT

This Sixth Amending Agreement is made as of April 9, 2020.

BETWEEN:

PRECISION DRILLING CORPORATION, as Borrower,

AND:

EACH OF THE FINANCIAL INSTITUTIONS NAMED ON THE SIGNATURE PAGES HERETO, in their respective capacities as Lenders (hereinafter collectively referred to as the "Majority Lenders" and individually as a "Majority Lender"),

AND:

ROYAL BANK OF CANADA, a Canadian chartered bank having its head office in the City of Toronto, Ontario, Canada, in its capacity as agent of the Lenders (the "Agent").

WHEREAS the Borrower, the Agent and the Lenders are parties to an Amended and Restated Credit Agreement dated as of April 15, 2016, as amended by a first amending agreement made as of January 20, 2017, a second amending agreement made as of November 21, 2017, a third amending agreement made as of November 30, 2018, a fourth amending agreement made as of June 14, 2019 and a fifth amending agreement made as of November 22, 2019 (as amended, the "Credit Agreement");

AND WHEREAS the Borrower, the Majority Lenders and the Agent wish to amend the Credit Agreement on the terms and conditions set forth herein;

NOW THEREFORE in consideration of the mutual agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the Borrower, the Majority Lenders and the Agent agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Amending Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

(a)	"Amended Credit Agreement" means the Credit Agreement as amended and supplemented by this Amending Agreement, as the same may be further amended, modified, supplemented or restated from time to time;

(b)	"Amending Agreement" means this sixth amending agreement and includes, for certainty, the Consent and Acknowledgement attached hereto; and

(c)	all capitalized terms used but not otherwise defined herein shall have the same meanings ascribed thereto in the Amended Credit Agreement.

1.2	Headings

The headings and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Amending Agreement.

1.3	References

Unless something in the subject matter or context is inconsistent therewith, all references to Articles, Sections, subsections and Schedules are to Articles, Sections, subsections and Schedules to this Amending Agreement. The words "hereto", "herein", "hereunder", "herewith" and similar expressions and the term "Agreement" mean and refer to this Amending Agreement.

1.4	Time

Unless otherwise provided herein, all references to a time in this Amending Agreement shall mean local time in Calgary, Alberta.

Article 2
AMENDMENTS

2.1	Amendments re: Covenant Relief Period

(a)	Section 1.1 of the Credit Agreement is hereby amended by:

(i)	deleting the definition of "Covenant Relief Period" in its entirety and replacing it with the following:

"Covenant Relief Period" means the period commencing on (and including) the date of the effectiveness of the Sixth Amending Agreement and ending on (and including) the earlier of (i) March 31, 2022, and (ii) the date of receipt by the Agent of a CRP Termination Notice;

(ii)	deleting clause (i) at the end of the definition of "Debt" in its entirety and replacing it with the following:

"(i) for the purposes of determining Consolidated Senior Debt only, the aggregate amount of Deposited Cash in excess of Cdn. $50,000,000 (or the Equivalent Amount in U.S. Dollars); and"; and

(iii)	inserting the following new definitions in their appropriate alphabetical order:

"CRP Termination Notice" has the meaning ascribed to it in Section 9.4;

"Pro Forma Basis" means, with respect to any transaction referred to in Section 9.2(e)(ii), 9.2(g) or 9.2(i)(ii):

(a)	Consolidated Adjusted EBITDA will be equal to the Consolidated Adjusted EBITDA as of the end of the most recent Fiscal Quarter for which financial statements have been delivered pursuant to Section 9.1(d) or 9.1(e), as applicable; and

(b)	Consolidated Senior Debt and Consolidated Interest Expense will be based on the Consolidated Senior Debt and Consolidated Interest Expense as of the end of the most recent Fiscal Quarter for which financial statements have been delivered pursuant to Section 9.1(d) or 9.1(e), as applicable, and will be adjusted to reflect (i) any incremental Consolidated Senior Debt incurred since such Fiscal Quarter end (including Debt incurred in connection with the relevant transaction) and, for the purposes of such adjustment of Consolidated Interest Expense, any Consolidated Total Debt incurred in connection with such transaction shall be deemed to have been outstanding since the beginning of the relevant four Fiscal Quarter calculation period and (ii) any Consolidated Senior Debt repaid since such Fiscal Quarter end (including Debt repaid in connection with the relevant transaction) and, for the purposes of such adjustment of Consolidated Interest Expense, any Consolidated Total Debt repaid in connection with such transaction shall be deemed to have been repaid at the beginning of the relevant four Fiscal Quarter calculation period;

"Sixth Amending Agreement" means the sixth amending agreement to this Agreement made as of April 9, 2020 between the Borrower, the Lenders and the Agent.

(b)	Section 3.4(b) of the Credit Agreement is hereby amended by deleting the reference to "U.S. $750,000,000 during the Covenant Relief Period and U.S. $800,000,000 at all times thereafter" and replacing it with "U.S. $800,000,000".

(c)	Section 9.1(s) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

"(s) North American and Acceptable Secured Foreign Assets: the Borrower shall ensure that the North American and Acceptable Secured Foreign Assets (determined on an unconsolidated basis) directly account for at least 70% of Consolidated EBITDA (calculated on a last-twelve-month basis at the end of each Fiscal Quarter) and, for greater certainty, that those assets of the Borrower and its Subsidiaries (determined on an unconsolidated basis) which are not North American and Acceptable Secured Foreign Assets do not directly account for more than 30% of Consolidated EBITDA (calculated on a last-twelve-month basis at the end of each Fiscal Quarter); provided that, notwithstanding and in replacement of the foregoing, beginning on January 1, 2021 (provided the Covenant Relief Period has not terminated) and thereafter until the earlier of the termination of the Covenant Relief Period and December 31, 2021, the Borrower shall ensure that the North American and Acceptable Secured Foreign Assets (determined on an unconsolidated basis) directly account for at least 65% of Consolidated EBITDA (calculated on a last-twelve-month basis at the end of each Fiscal Quarter) and, for greater certainty, that those assets of the Borrower and its Subsidiaries (determined on an unconsolidated basis) which are not North American and Acceptable Secured Foreign Assets do not directly account for more than 35% of Consolidated EBITDA (calculated on a last-twelve-month basis at the end of each Fiscal Quarter);".

(d)	Section 9.2(e) of the Credit Agreement is hereby amended by:

(i)	deleting clause (ii) thereof in its entirety and replacing it with the following:

"(ii) any Distribution, provided that: (A) in the case of any Distribution payable to the shareholders of the Borrower which requires a declaration, such Distribution is payable within 45 days after the date of such declaration and, at the date of such declaration, no Default or Event of Default has occurred and is continuing or would result therefrom, (B) at the date of payment of any such Distribution, no Default or Event of Default has occurred and is continuing or would result therefrom, and (C) immediately after giving effect to any such Distribution, determined on a Pro Forma Basis, the Consolidated Senior Debt to Adjusted EBITDA Ratio shall be less than or equal to 1.75 to 1.0,"; and

(ii)	adding the following new paragraph at the end of such Section 9.2(e):

"provided that, notwithstanding the foregoing, during the Covenant Relief Period: (A) aggregate Distributions shall not exceed (x) in the Fiscal Year ending on December 31, 2020, U.S.$15,000,000, and (y) in each of the Fiscal Years ending on December 31, 2021 and on December 31, 2022, U.S.$25,000,000, and (B) notwithstanding anything to the contrary herein, no Distribution (other than those described in clause (i) above) shall be permitted at any time when Borrowings under the Credit Facility exceed U.S.$250,000,000 or would exceed U.S.$250,000,000 as determined on a pro-forma basis after giving effect to any proposed Distribution.".

(e)	Section 9.2(g) of the Credit Agreement is hereby amended by deleting part (y) of the proviso at the end thereof in its entirety and replacing it with the following:

"(y) after giving effect to the incurrence or assumption of such Specified Unsecured Debt and completion of the Significant Acquisition, as applicable, determined on a Pro Forma Basis, the Borrower is in compliance with the financial covenants set forth in Section 9.3;".

(f)	Section 9.2(i)(ii) of the Credit Agreement is hereby amended by deleting part (B) thereof in its entirety and replacing it with the following:

"(B) immediately after giving effect to each such redemption, retirement, defeasance, purchase, prepayment, exchange, determined on a Pro Forma Basis, the Consolidated Senior Debt to Adjusted EBITDA Ratio shall be less than or equal to 1.75 to 1.0 and the Borrower shall be in compliance with the financial covenant in Section 9.3(b).".

(g)	Section 9.3(b) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

"(b) Consolidated Interest Coverage Ratio: the Borrower shall maintain a Consolidated Interest Coverage Ratio of at least 2.5 to 1.0 as of the last day of each period of four (4) consecutive Fiscal Quarters; provided that, notwithstanding and in replacement of the foregoing, during the Covenant Relief Period, the Borrower shall maintain a Consolidated Interest Coverage Ratio of at least:

(i)	2.5 to 1 as of the last day of each period of four (4) consecutive Fiscal Quarters ending on each of March 31, 2020 and June 30, 2020;

(ii)	2.0 to 1.0 as of the last day of the period of four (4) consecutive Fiscal Quarters ending on September 30, 2020;

(iii)	1.75 to 1.0 as of the last day of the period of four (4) consecutive Fiscal Quarters ending on December 31, 2020;

(iv)	1.25 to 1.0 as of the last day of each period of four (4) consecutive Fiscal Quarters ending on each of March 31, 2021, June 30, 2021 and September 30, 2021;

(v)	1.75 to 1.0 as of the last day of the period of four (4) consecutive Fiscal Quarters ending on December 31, 2021;

(vi)	2.0 to 1.0 as of the last day of the period of four (4) consecutive Fiscal Quarters ending on March 31, 2022; and

(vii)	2.5 to 1.0 as of the last day of each period of four (4) consecutive Fiscal Quarters ending thereafter.".

(h)	Article 9 of the Credit Agreement is hereby amended by inserting a new Section 9.4 immediately following the existing Section 9.3 as follows:

"9.4 Termination of Covenant Relief Period

The Borrower shall have a one-time option to terminate the Covenant Relief Period at any time prior to March 31, 2022 by delivering to the Agent written notice of such termination (a "CRP Termination Notice"). Upon receipt by the Agent of a CRP Termination Notice, the Covenant Relief Period shall cease automatically and thereafter the amendments contained in the Sixth Amending Agreement shall cease to have any further force or effect.".

2.2	Fee

The Borrower hereby agrees to pay to the Agent, for each Lender consenting to the amendments contained in this Amending Agreement, an upfront fee in U.S. Dollars in an amount equal to 0.10% of the amount of each such Lender's Commitment on the effective date of this Amending Agreement.

Article 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties

The Borrower represents and warrants to the Agent and each of the Lenders, all of which representations and warranties shall survive the execution and delivery of this Amending Agreement, that:

(a)	the representations and warranties contained in Section 2.1 of the Credit Agreement (on the basis that this Amending Agreement is a Loan Document and references to the Credit Agreement being deemed to be references to the Amended Credit Agreement), other than those stated to be made as at a specific date, are true and correct in all material respects with the same effect as if made as of the date hereof;

(b)	as at the date of this Amending Agreement, each Subsidiary which is required to be designated as a Material Subsidiary pursuant to the provisions of Section 9.1(u) of the Credit Agreement has been so designated (and for greater certainty, no Subsidiary (other than a Material Subsidiary) has, as at the date of this Amending Agreement, guaranteed the Borrower's obligations under the 2021 Notes, the 2023 Notes, the 2024 Notes or the 2026 Notes or under any other unsecured bonds, notes, debentures or other debt instruments issued under a note indenture, trust indenture or other similar document and which constitute Specified Unsecured Debt and is included in the computation thereof), and as at the date of this Amending Agreement, the following constitute all of the Material Subsidiaries and their respective governing jurisdictions:

Name	Governing Jurisdiction
Precision Diversified Oilfield Services Corp.	Alberta
Precision Limited Partnership	Alberta
Precision Drilling Canada Limited Partnership	Alberta
Grey Wolf International Drilling Corporation	Canada
Precision Employment Services Corp.	Alberta
Precision Drilling, Inc.	Delaware
DI Energy, Inc.	Texas
Grey Wolf International, Inc.	Texas
Precision Drilling Holdings Company	Nevada
Precision Drilling LLC	Louisiana
Precision Drilling Company, LP	Texas
Murco Drilling Corporation	Delaware
DI/Perfensa Inc.	Texas
PD Supply Inc.	Texas
Precision Drilling (US) Corporation	Texas
Precision Completion & Production Services Ltd.	Delaware
Precision Directional Services Ltd.	Alberta
Precision Directional Services, Inc.	Texas

(c)	as at the date of this Amending Agreement, the only Secured Documents (other than the Credit Agreement, any Lender Swaps and any Cash Management Facility Agreements) are the Operating Facility Agreements described in paragraphs (a), (b) and (c) of the definition of Operating Facilities; and

(d)	as at the date of this Amending Agreement, all Deposited Cash is held on deposit with (i) RBC, The Bank of Nova Scotia, The Toronto-Dominion Bank, ATB Financial and HSBC Bank Canada in Canada and (ii) Wells Fargo Bank, N.A. and Zions Bancorporation, N.A. dba Amegy Bank in Texas.

Article 4
CONDITIONS PRECEDENT

4.1	Conditions Precedent

The effectiveness of this Amending Agreement is subject to the following conditions precedent being satisfied:

(a)	as of the date hereof, there exists no Default or Event of Default;

(b)	as of the date hereof, the representations and warranties referred to in Section 3.1 hereof are true and correct in all material respects;

(c)	the Agent has received, in form and substance satisfactory to the Agent and the Majority Lenders (each acting reasonably), the following:

(i)	a duly executed copy of this Amending Agreement in sufficient numbers for distribution to each of the Lenders; and

(ii)	such other documents and documentation which the Agent may reasonably request; and

(d)	the Agent has received, for its benefit or the benefit of the Majority Lenders, as applicable, payment from the Borrower of the fees owing in connection herewith, including, without limitation, those contemplated by Section 2.2 hereof.

4.2	Waiver of a Condition Precedent

The terms and conditions of Section 4.1 are inserted for the sole benefit of the Agent and the Majority Lenders and may be waived by the Agent with the prior consent of all Majority Lenders in whole or in part, with or without terms or conditions.

Article 5
MISCELLANEOUS

5.1	Ratification

This Amending Agreement is supplemental to the Credit Agreement and forms part of, and has the same effect as though incorporated in, the Credit Agreement. Except as amended herein, the Credit Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects.

5.2	Further Assurances

The Borrower, the Agent and each of the Majority Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this Amending Agreement.

5.3	Governing Law

This Amending Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein.

5.4	Time of Essence

Time shall be of the essence of this Amending Agreement.

5.5	Counterpart and Electronic Execution

This Amending Agreement may be executed in any number of counterparts and by different parties in separate counterparts and by facsimile or electronic signatures, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have caused this Amending Agreement to be duly executed as of the date first above written.

PRECISION DRILLING CORPORATION

Per: /s/ Kevin A. Neveu

Name: Kevin A. Neveu

Title: President and Chief Executive Officer

Per: /s/ Wane J. Stickland

Name: Wane J. Stickland

Title: VP Finance & Treasurer

[Signature Page to Sixth Amending Agreement]

ROYAL BANK OF CANADA, as Agent Per: /s/ Yvonne Brazier Name: Yvonne Brazier Title: Manager, Agency Services

[Signature Page to Sixth Amending Agreement]

ROYAL BANK OF CANADA, as Lender Per: /s/ Tim VandeGriend Name: Tim VandeGriend Title: Authorized Signatory

[Signature Page to Sixth Amending Agreement]

HSBC BANK CANADA,
as Lender

Per: /s/ Sherry Gauthier

Name: Sherry Gauthier

Title: AVP Sales & Operations Commercial Banking – Prairies Region

Per: /s/ Donna Bueckert

Name: Donna Bueckert

Title: Business Banking Officer

[Signature Page to Sixth Amending Agreement]

THE TORONTO-DOMINION BANK, as Lender Per: /s/ Alanna Cash Name: Alanna Cash Title: Director Per: /s/ Kyla Rackley Name: Kyla Rackley Title: AVP National Accounts

[Signature Page to Sixth Amending Agreement]

THE BANK OF NOVA SCOTIA, as Lender Per: /s/ Albert Kwan Name: Albert Kwan Title: Director Per: /s/ Connor Jefferies Name: Connor Jefferies Title: Associate

[Signature Page to Sixth Amending Agreement]

ATB FINANCIAL, as Lender Per: /s/ Philip Zhu Name: Philip Zhu Title: Director, Energy Services Per: /s/ Rehan Alibhai Name: Rehan Alibhai Title: Portfolio Manager, Energy Services

[Signature Page to Sixth Amending Agreement]

CREDIT SUISSE AG, TORONTO BRANCH, as Lender Per: /s/ Tammy Oldenburg Name: Tammy Oldenburg Title: Authorized Signatory Per: /s/ Szymon Ordys Name: Szymon Ordys Title: Authorized Signatory

[Signature Page to Sixth Amending Agreement]

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC, as Lender Per: /s/ Oliver Sumugod Name: Oliver Sumugod Title: Director Per: /s/ Matt van Remmen Name: Matt van Remmen Title: Managing Director

[Signature Page to Sixth Amending Agreement]

CANADIAN WESTERN BANK, as Lender Per: /s/ Erin Depoe Name: Erin Depoe Title: AVP, Business Development Per: /s/ Jeff Owel Name: Jeff Owel Title: AVP, Commercial Accounts

[Signature Page to Sixth Amending Agreement]

BUSINESS DEVELOPMENT BANK OF CANADA,
as Lender

Per: /s/ Scott Overes

Name: Scott Overes

Title: Director, Syndicated Financing

Per: /s/ Cam Atkinson

Name: Cam Atkinson

Title: Associate, Syndicated Financing

[Signature Page to Sixth Amending Agreement]

ZIONS BANCORPORATION N.A. dba AMEGY BANK, as Lender Per: /s/ Brad Ellis Name: Brad Ellis Title: Senior Vice President Per: _________________ Name: Title:

[Signature Page to Sixth Amending Agreement]

CONSENT AND ACKNOWLEDGEMENT

For value received, the undersigned hereby consent and agree to the terms of the above Amending Agreement and the transactions contemplated thereby and confirm that the Loan Party Guarantee and Security granted by each of the undersigned remain in full force and effect. Without limiting the generality of the foregoing, the undersigned acknowledge that the "Guarantor Obligations" referred to in the Loan Party Guarantee and the "Secured Obligations" referred to in the Security include, without limitation, all obligations of the Borrower under the Amended Credit Agreement (or, as applicable, the Loan Party Guarantee in respect thereof).

Dated as of the date first written above.

PRECISION DRILLING CORPORATION Per: /s/ Kevin A. Neveu Name: Kevin A. Neveu Title: President & Chief Executive Officer	PRECISION DIVERSIFIED OILFIELD SERVICES CORP. Per: /s/ Wane J. Stickland Name: Wane J. Stickland Title: Director

PRECISION Limited Partnership, by its General Partner PRECISION Diversified Oilfield Services Corp. Per: /s/ Wane J. Stickland Name: Wane J. Stickland Title: Director	PRECISION DRILLING CANADA LIMITED PARTNERSHIP, by its General Partner PRECISION DIVERSIFIED OILFIELD SERVICES CORP. Per: /s/ Wane J. Stickland Name: Wane J. Stickland Title: Director

GREY WOLF INTERNATIONAL DRILLING CORPORATION Per: /s/ Wane J. Stickland Name: Wane J. Stickland Title: Director	PRECISION EMPLOYMENT SERVICES CORP. Per: /s/ Wane J. Stickland Name: Wane J. Stickland Title: Director

PRECISION DIRECTIONAL SERVICES LTD. Per: /s/ Wane J. Stickland Name: Wane J. Stickland Title: Director
PRECISION DRILLING, INC. Per: /s/ Wane J. Stickland Name: Wane J. Stickland Title: Director	DI ENERGY, INC. Per: /s/ Wane J. Stickland Name: Wane J. Stickland Title: Director

GREY WOLF INTERNATIONAL, INC. Per: /s/ Wane J. Stickland Name: Wane J. Stickland Title: Director	PRECISION DRILLING HOLDINGS COMPANY Per: /s/ Wane J. Stickland Name: Wane J. Stickland Title: Director

PRECISION DRILLING LLC Per: /s/ Wane J. Stickland Name: Wane J. Stickland Title: Director	PRECISION DRILLING COMPANY, LP by its General Partner PRECISION DRILLING HOLDINGS COMPANY Per: /s/ Wane J. Stickland Name: Wane J. Stickland Title: Director

MURCO DRILLING CORPORATION Per: /s/ Wane J. Stickland Name: Wane J. Stickland Title: Director	DI/PERFENSA INC. Per: /s/ Wane J. Stickland Name: Wane J. Stickland Title: Director

PD SUPPLY INC. Per: /s/ Wane J. Stickland Name: Wane J. Stickland Title: Director	PRECISION DRILLING (US) CORPORATION Per: /s/ Wane J. Stickland Name: Wane J. Stickland Title: Director

PRECISION COMPLETION & PRODUCTION SERVICES LTD. Per: /s/ Wane J. Stickland Name: Wane J. Stickland Title: Director	PRECISION DIRECTIONAL SERVICES, INC. Per: /s/ Wane J. Stickland Name: Wane J. Stickland Title: Director